

Tyson Bondurant · 3rd

Comptroller at Caribbean Water Technologies, Inc

Reston, Virginia, United States · 114 connections · **Contact info**

Caribbean Water Technologies, Inc

 **Alabama Agricultural and Mechanical University**

Experience

Comptroller

Caribbean Water Technologies, Inc · Full-time
Jan 2021 – Present · 4 mos
U.S. Virgin Islands

Sr. Web Analyst

Teutonic LLC
Jul 2008 – Present · 12 yrs 10 mos
Broadlands, VA

An information technology and management consulting firm specializing in providing technology services. Established strategic partnerships with various clients helping to support their digital marketing which included analytics implementations with Adobe and Google Analytics. 3rd party marketing pixels implementations with and without Tag …see more

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 ### Director Consulting Services

All Covered
Jan 2008 – Jul 2008 · 7 mos
Mclean, Virginia



Director of Operations

Symantec

May 2006 – Dec 2007 · 1 yr 8 mos

Herndon, Virginia



Vice President

AIS

Jan 2005 – Apr 2006 · 1 yr 4 mos

Mclean, Virginia

Show 2 more experiences ⌄

Education



Alabama Agricultural and Mechanical University

Bachelor of Applied Science - BASc, Computer Science



